QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING BECOMES
LARGEST RADIO OPERATOR IN SCANDINAVIA

—Completes Swedish Radio Merger with Bonnier Radio AB—
—SBS Radio to Operate 52 Radio Stations in Four Scandinavian Countries—

Luxembourg, October 7, 2003 SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that the merger of its Swedish radio operations with Bonnier Radio AB, has been completed after receiving regulatory approval from the Swedish government. The merger creates SBS Radio AB, which is 51% owned by SBS and 49% owned by Bonnier Radio AB, and is the largest radio operator in Sweden with a combined radio advertising share of 42%. With the completion of this merger and the previously announced acquisition of the Danish and Norwegian radio operations of Clear Channel and Norsk Aller, SBS is now the largest radio operator in Scandinavia with 52 radio stations in four countries.

Markus Tellenbach, Chief Executive Officer of SBS, said: "Through these strategic acquisitions we have transformed the SBS radio division into the largest operator in Scandinavia, with more than twice the reach of our nearest competitor. With market leading positions in Sweden and Denmark and a strong second in Finland and Norway, our regional footprint provides a unique marketing vehicle for international advertisers by enabling them to reach the entire Scandinavian radio market and provides SBS with the opportunity to capitalize on the benefits of radio consolidation."

SBS Radio

With the completion of the strategic transactions in Sweden, Denmark and Norway, SBS Radio has become the largest radio operator in Scandinavia with 52 radio stations in four countries reaching 2.5 million daily and 6.6 million weekly listeners. In addition to its market leading 42% radio advertising share in Sweden, SBS Radio is the market leader in Denmark with radio advertising shares of 52%. In Finland and Norway, SBS Radio has the second largest radio advertising share of 29% and 24%, respectively.

With the introduction of commercial radio starting in the early 1990s the Scandinavian commercial radio market remains in an early stage of development. As a result, radio's share of total advertising in Scandinavia remains well below the European average. SBS believes that radio in Scandinavia will increase its relative share of total advertising as the Scandinavian radio market continues to develop.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation: the statement that SBS's regional footprint provides a unique marketing tool for international advertisers and provides SBS with the opportunity to capitalize on the benefits of radio consolidation; the statement that the SBS believes that radio in Scandinavia will increase its share of total advertising as the Scandinavian radio market continues to develop. These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television and radio broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes",

"expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in foreign exchange rates; the effects of changes in the advertising spending growth; the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations; the effects of technological changes in broadcasting; and, our success at managing the risks that arise from these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

For further information visit: www.sbsbroadcasting.com, or contact:

# # # # #

Investors:	Press:
Nick Laudico/Michael Smargiassi	Jeff Pryor	Catriona Cockburn
Brainerd Communicators	Pryor Associates	Citigate Dewe Rogerson
Tel: +1 212 986 6667	Tel: +1 818 382 2233	Tel: +44 207 282 2924

SBS SCANDINAVIAN RADIO FOOTPRINT

Network	Number of Stations	Market	Target Format	Audience Demographic	Market Reach(1)	Market Rank
DENMARK
The Voice (2)(3)	1	Copenhagen	Contemporary Hit Radio	Age 15-30	45.8%	1
The Voice (2)(3)	1	Funen	Contemporary Hit Radio	Age 15-30	49.9%	1
The Voice (2)(3)	1	Aarhus	Contemporary	Age 15-30	34.9%	1
Pop FM (3)	1	Copenhagen	Adult Contemporary	Age 25-39	22.6%	3
Pop FM (3)	1	Funen	Adult Contemporary	Age 25-39	22.9%	3
Pop FM (3)	1	Aarhus	Adult Contemporary	Age 25-39	12.4%	3
Radio 2 (3)	1	Copenhagen	Adult Contemporary	Age 25-39	18.0%	4
Radio 2 (3)	1	Funen	Adult Contemporary	Age 25-39	18.4%	4
Radio 2 (3)	1	Aarhus	Adult	Age 25-39	10.9%	6
Radio 2 (3)	1	Randers(Århus)	Adult Contemporary	Age 25-39	5.3%	6
Radio 2 (3)	1	Northern Jutland	Adult Contemporary	Age 25-39	3.7%	7
Radio 2 (3)	1	Funen	Adult	Age 25-39	11.8%	7
Radio Uptown	1	Copenhagen	Contemporary Hit Radio	Age 18-34	18.2%	4
24-7	1	Denmark	News radio	Age 25+	1.0%	5
SWEDEN
Radio City 105.9	1	Stockholm	Hot Adult Contemporary	Age 20-39	36%	8
106.7 Rockklassiker	1	Stockholm	Classic Rock	Age 25-45	29%	2
Easy FM 107.5	1	Stockholm	70 & 80's Rythmic Gold	Age 30-49	17%	10
Vinyl 107.2	1	Stockholm	50 & 60 Gold	Age 35-55	37%	5
Radio City 107.3	1	Gothenbourg	Hot Adult Contemporary	Age 20-39	51%	1
Radio City 107.0	1	Malmoe	Hot Adult Contemporary	Age 20-39	35%	3
Mix Megapol (2)	16	Sweden	Adult Contemporary	Age 25-45	33%	2
FINLAND
KISS FM (4)	1	Finland Semi-national	Contemporary Hit Radio	Age 15-34	44%	2
Radio City	1	Helsinki	Classic Rock	Age 25-44	14%	5
Radio Sata	1	Turku	Adult Contemporary	Age 25-54	26%	3
Iskelmaradio	6	Finland Semi-national	Finnish Hits	Age 30-54	21%	3
Radio 957	1	Tampere	Adult Contemporary	Age 25-54	39%	3
Radio Jyvaskyla	1	Jyvaskyla	Adult Contemporary	Age 25-44	19%	5
Radio Mega	1	Oulu	Adult Contemporary	Age 25-54	48%	1

Network	Number of Stations	Market	Target Format	Audience Demographic	Market Reach(1)	Market Rank
NORWAY
Radio 1 Oslo	1	Oslo	Hot Adult Cont.	Age 20-39	38%	3
Radio 1 Bergen	1	Bergen	Hot Adult Cont.	Age 20-39	53%	1
Radio 1 Trondheim	1	Trondheim	Hot Adult Cont.	Age 20-39	58%	1
Radio 1 Stavanger	1	Stavanger	Hot Adult Cont.	Age 20-39	39%	4

(1)
Audience reach for first six months of 2003—the percentage of the audience in the target demographic that has listened to the station at least once over a one-week period.

(2)
The Voice is a group of owned and affiliated radio stations located throughout Denmark. The audience reach figure for The Voice represents a national reach.

(3)
The Voice, Pop FM and Radio 2 broadcast in multiple markets.

(4)
KISS FM is licensed to broadcast into all major cities and regions across Finland.

SBS RADIO MARKET SHARE BY COUNTRY

Market	Number of Stations	Revenue Share of Radio Ad Market (1)	Revenue Share of Total Ad Market (1)
DENMARK
SBS	14	52%	1.1%
Sky Radio	4	9.4%	0.19%
ANR	4	8.4%	0.17%
SWEDEN
SBS	22	42%	1.3%
MTG Radio	28	28%	0.9%
NRJ	21	14%	0.4%
FINLAND
Radio Nova	1	34.5%	1.56%
SBS	12	29%	1.47%
Radio NRJ	13	10.9%	0.49%
NORWAY
P4	1	61%	2.22%
SBS	4	24%	0.8%
NRJ	4	4%	0.1%

(1)
Revenue shares for the full-year 2002.

# # #

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2003
SBS BROADCASTING S.A.
	By:	/s/ Markus Tellenbach
	Name:	Markus Tellenbach
	Title:	Chief Executive Officer

QuickLinks

SBS BROADCASTING BECOMES LARGEST RADIO OPERATOR IN SCANDINAVIA
SBS SCANDINAVIAN RADIO FOOTPRINT
SBS RADIO MARKET SHARE BY COUNTRY
SIGNATURES